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                                                                     EXHIBIT 8.2


                                  July 31, 1998




HFNC Financial Corp.
139 South Tryon Street
Charlotte, North Carolina 28202


Gentlemen:

        We have acted as counsel to HFNC Financial Corp., a North Carolina-chartered corporation ("HFNC"), in connection with the contemplated merger under the laws of the State of North Carolina and the United States (the "Merger") of HFNC with and into First Charter Corporation, a North Carolina-chartered corporation ("FCC"), pursuant to an Agreement and Plan of Merger, dated as of May 17, 1998, and as amended as of July 29, 1998 (the "Agreement"), by and among HFNC and FCC. The delivery of this opinion is a condition to the Merger pursuant to Section 9.1(g) of the Agreement. Each term capitalized and not defined herein shall have the meaning ascribed to such term in the Agreement. Also, in connection with the Merger, FCC intends to repurchase, from time to time in open market transactions or in privately negotiated transactions, up to 750,000 shares of FCC Common Stock.

       In rendering our opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Agreement, and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, we have relied upon certain statements, representations and agreements made by FCC and HFNC, including representations set forth in the Certificate of Representations of FCC dated July 31, 1998, and the Certificate of Representations of HFNC dated July 31, 1998, (collectively, the



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HFNC Financial Corp.
July 31, 1998
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"Representation Letters"). Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants and representations set forth in the documents referred to above and the statements, representations and agreements made by FCC and HFNC, including those set forth in the Representation Letters.

       In our examination we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents. We also have assumed that the transactions related to the Merger or contemplated by the Agreement will be consummated in accordance with the Agreement, and that the Merger qualifies as a statutory merger under the laws of the State of North Carolina and the United States.

       In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A change in the authorities upon which our opinion is based could affect our conclusions.

Opinion

       Based solely upon the foregoing, we are of the opinion that under current law the Merger will be treated, for federal income tax purposes, as a reorganization within the meaning of Section 368(a) of the Code and that, accordingly, for federal income tax purposes:

             (i) no gain or loss will be recognized by holders of HFNC Common Stock who exchange all of their HFNC Common Stock solely for FCC Common Stock pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in FCC Common Stock);

             (ii) the tax basis of the FCC Common Stock received by holders of HFNC Common


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HFNC Financial Corp.
July 31, 1998
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                   Stock who exchange all of their HFNC Common Stock solely for
                   FCC Common Stock in the Merger will be the same as the tax basis of the HFNC Common Stock surrendered in exchange for the FCC Common Stock (reduced by an amount allocable to a fractional share interest in FCC Common Stock for which cash is received);

             (iii) the holding period of the FCC Common Stock received by holders who exchange all of their HFNC Common Stock solely for FCC Common Stock in the Merger will be the same as the holding period of the HFNC Common Stock surrendered in exchange therefor, provided that such HFNC Common Stock is held as a capital asset at the Effective Time; and

             (iv) The payment of cash to the holders of HFNC Common Stock in lieu of fractional share interests of FCC Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by FCC. These cash payments will be treated as having been received as distributions in full payment in exchange for stock redeemed, as provided in Section 302(a) of the Code.

       Holders of HFNC Common Stock who sell HFNC Common Stock to FCC pursuant to FCC's repurchase of up to 750,000 shares of FCC Common Stock, including purchases on an equivalent basis of shares of HFNC Common Stock may have different treatment. For example, if cash received in any such sales is determined to be consideration in addition to the FCC Common Stock issued pursuant to the Merger, no loss will be recognized by holders of HFNC Common Stock who participate in such sales. However, gain, if any, will be recognized by such holders of HFNC Common Stock in an amount equal to the excess of the fair market value of the FCC Common Stock received (including any fractional share interest) and the cash received pursuant to any such sales over such holder's tax basis in the HFNC Common Stock exchanged therefor, but not in excess of the total cash received. Any such gain may be characterized as ordinary income and not capital gain pursuant to the provisions of Section 302 of the Code.

             Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any transactions related to the Merger or contemplated by the Agreement.
This opinion is solely for your benefit and is not to be used, circulated, quoted or otherwise referred to for any purpose without our express written permission.

             We hereby consent to the use of this opinion and to the references made to Elias, Matz, Tiernan & Herrick L.L.P. in FCC's Registration Statement on Form S-4 filed by FCC with the Securities and Exchange Commission under the Securities Act of 1933, as amended, on July 31, 1998 (the "Registration Statement") under the captions "Summary - Certain Federal Income Tax Consequences of the Merger" and "Description of Transaction -Certain Federal Income Tax Consequences of the Merger" and to the filing of the opinion as an exhibit to the Registration Statement.

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HFNC Financial Corp.
July 31, 1998
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                                           Very truly yours,


                                           ELIAS, MATZ, TIERNAN & HERRICK L.L.P.



                                     By:   /s/ KEVIN M. HOULIHAN
                                        ------------------------------------
                                           Kevin M. Houlihan, a Partner